SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
POSSIS MEDICAL, INC.
(Name of subject company (Issuer))
PHOENIX ACQUISITION CORP.
a wholly-owned subsidiary of
MEDRAD, INC.
an indirect, wholly-owned subsidiary of
BAYER AKTIENGESELLSCHAFT
(Names of Filing Persons (Offerors))

Common Stock, $0.40 par value per share	737407106
(Title of classes of securities)	(CUSIP number of common stock)
Robert Lucas
General Counsel
MEDRAD, Inc.
100 Global View Drive
Warrendale, Pennsylvania 15086
(724) 940-6800
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)
Copies to:
Christopher Carson, Esq.
Paul De Rosa, Esq.
Cohen & Grigsby, P.C.
11 Stanwix Street
Pittsburgh, Pennsylvania 15222-1319
(412) 297-4900
CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee

Not Applicable	Not Applicable
*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form of Registration No.:	N/A	Date Filed:	N/A
☒	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third party tender offer subject to Rule 14d-1

☐ issuer tender offer subject to Rule 13e-4

☐ going private transaction subject to Rule 13e-3

☐ amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

THE FOLLOWING PRESS RELEASE WAS ISSUED ON FEBRUARY 11, 2008.

News Release
Bayer HealthCare Affiliate MEDRAD and Possis Medical Sign Definitive Merger Agreement
Leverkusen, Germany, / Minneapolis, MN, USA, February 11, 2008 — Bayer HealthCare affiliate MEDRAD, Inc., Warrendale, PA and Possis Medical, Inc., Minneapolis, MN, (Nasdaq: POSS), announced today that they have entered into a definitive merger agreement pursuant to which MEDRAD will acquire Possis Medical in a cash tender offer for US-Dollar 19.50 per share, or a total equity value of approximately US-Dollar 361 million. The offer price represents a premium of approximately 39 percent over Possis Medical’s average closing price for the thirty days prior to February 8, 2008. The board of directors of Possis Medical has unanimously approved the transaction and resolved to recommend the offer to their shareholders.
The transaction is structured as a tender offer, which the parties have agreed to commence within the next ten business days followed by a merger. Both the tender offer and the merger are subject to terms and conditions detailed in the merger agreement, including the tender of not less than two-thirds of the outstanding shares of Possis Medical on a fully-diluted basis and customary regulatory clearances. The tender offer is not subject to a financing contingency. The tender is to be followed by a second-step merger in which any untendered Possis Medical shares would be converted into the right to receive the same price per share as shareholders who tendered in the cash tender offer. The tender offer is expected to close in the first quarter of 2008.
MEDRAD is a leading provider of contrast injection systems used to diagnose cardiovascular and other diseases. Possis Medical is a leading provider of mechanical thrombectomy devices used to treat narrowed or blocked arteries and veins. The proposed combination of MEDRAD and Possis Medical will join two leaders in their respective fields, and underscores MEDRAD’s commitment to the treatment of patients in the growing cardiovascular intervention field.
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Cardiovascular disease remains one of the main causes of death and disability in the United States and Europe and it is estimated that in the United States alone, more than 80 million people are affected by some form of cardiovascular disease.
The combination of the two highly compatible sales organizations and shared target customer groups establishes a leading and expansive footprint in the cardiovascular intervention field and empowers the combined organization to offer a broader, more comprehensive suite of products and an exceptional level of service to its customers. MEDRAD’s broad and proven international distribution infrastructure offers an exciting platform for the expansion of Possis Medical’s product portfolio into attractive and largely underpenetrated international markets. The combination of Possis Medical’s thrombectomy platform and MEDRAD’s vascular injection systems offers a highly complimentary focus on high pressure intravascular fluid management and represents a broadened base for future development of new and innovative applications.
“This merger will capitalize on both companies’ strengths to deliver growth in our current markets, and create a formidable cardiovascular portfolio in the future,” said John P. Friel, MEDRAD President and CEO. “We welcome Possis Medical as the cornerstone of MEDRAD’s cardiovascular strategy. It is a truly compatible partnership in terms of product performance, company growth and employee culture.”
“Our shared history of innovation bodes well for product development beyond our core businesses, and provides tremendous opportunity for growth for our business and employees. In addition, MEDRAD will enable us to broaden our geographic reach without adding infrastructure. We look forward to joining the Bayer and MEDRAD organization,” said Possis Medical President and CEO Robert G. Dutcher.
Headquartered near Minneapolis, Minnesota, Possis Medical posted revenues of $67 million and employed approximately 280 people for its fiscal year ending July 31, 2007. Premiering in 1997, Possis Medical’s AngioJet® Rheolytic™ Thrombectomy System remains the medical world’s leading mechanical thrombectomy system. Over 300,000 patients worldwide have been treated with AngioJet therapy. Possis Medical recently launched the AngioJet Ultra System, a new easier-to-use drive unit that has driven strong revenue growth over the past four quarters.
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Conference Call
Possis Medical will host a conference call today, Monday, February 11, 2008, at 3:00 p.m. (CST). Bob Dutcher, Chairman & CEO, and Jules Fisher, CFO, will discuss the proposed merger with Bayer HealthCare Affiliate, MEDRAD.
To join the conference call, dial 1-800-762-8932 (international 1-480-629-1990). A replay of the conference call will be available beginning on February 12, 2008 for 30 days. To access the replay, dial 1-800-406-7325 (international 1-303-590-3030) and enter the access code 3844245.
For individual investors, a Webcast of the conference call will be available at www.possis.com under the “Investors” tab, or at www.fulldisclosure.com. Institutional investors can access the Webcast through a password-protected site at www.streetevents.com. An archived Webcast of Possis’ conference call will be available for 30 days, starting February 12, 2008.
About MEDRAD
MEDRAD, Inc. is a worldwide leading provider of medical devices and services that enable and enhance imaging procedures of the human body. Used in diagnostic imaging, MEDRAD’s product offerings include a comprehensive line of vascular injection systems, magnetic resonance (MR) surface coils and patient care products, and equipment services. Total 2006 revenues were US-Dollar 478 million. MEDRAD is a 2003 recipient of the Malcolm Baldrige National Quality Award, the top honor a U.S. company can receive for quality and business excellence. The company’s world headquarters is near Pittsburgh, Pennsylvania, in the United States. MEDRAD is an affiliate of Bayer AG and employs over 1,700. More company information is available at www.MEDRAD.com.
About Possis Medical
Possis Medical develops, manufactures and markets pioneering medical devices for the large and growing cardiovascular and vascular treatment markets. The Company’s AngioJet System is the world’s leading mechanical thrombectomy system with FDA approval to remove large and small thrombus from coronary arteries, coronary bypass grafts, peripheral arteries and veins, A-V grafts and native fistulas.
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About Bayer HealthCare
Bayer AG is a global enterprise with core competencies in the fields of health care, nutrition and high-tech materials. Its subgroup Bayer HealthCare is one of the world’s leading, innovative companies in the healthcare and medical products industry and is based in Leverkusen, Germany. The company combines the global activities of the Animal Health, Consumer Care, Diabetes Care, and Pharmaceuticals divisions. The Pharmaceuticals division comprises the following business units: Women’s Healthcare, Diagnostic Imaging, Specialized Therapeutics, Hematology/Cardiology, Primary Care, and Oncology. The company’s aim is to discover and manufacture products that will improve human and animal health worldwide. The products enhance well being and quality of life by diagnosing, preventing and treating diseases.
Cautionary statement regarding forward-looking statements
Certain statements in this press release that are neither reported financial results nor other historical information are forward-looking statements, including but not limited to, statements that are predictions of or indicate future events, trends, plans or objectives. These forward-looking statements speak only as of the date on which they are made, and we undertake no obligation to update or revise any forward-looking statements. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contained in the statements, including the following: (a) the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive merger agreement; (b) the inability to complete or delay the transaction due to the failure to receive required regulatory or other approvals or to satisfy other conditions to the transaction; and (c) the risk that the proposed transaction disrupts current plans and operations.
Additional Information
The tender offer described in this press release has not yet commenced, and this press release is neither an offer to purchase nor a solicitation of an offer to sell Possis Medical common stock. Investors and security holders are urged to read both the tender offer statement and the solicitation/recommendation statement regarding the tender offer described in this press release when they become available because they will contain important information, including the terms of and conditions to the tender offer. The tender offer statement will be filed by Phoenix Acquisition Corp., a wholly-owned subsidiary of MEDRAD, with the Securities and Exchange commission (“SEC”) and the solicitation/recommendation statement will be filed by Possis Medical with the SEC.
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Investors and security holders may obtain a free copy of these statements (when available) and other documents filed by MEDRAD or Possis Medical with the SEC at the website maintained by the SEC at www.sec.gov. The tender offer statement and related materials, solicitation/recommendation statement, and such other documents may be obtained for free by directing such requests to Investor Relations of Possis Medical, Inc., 9055 Evergreen Boulevard, Minneapolis, Minnesota, MN 55433-8603.
Contact Details
Bayer HealthCare
Oliver Renner, Tel: +49 30 468 12431
Head Global Public Relations & Public Affairs
oliver.renner@bayerhealthcare.com
MEDRAD
Luanne Radermacher, Tel: +1 724 940 7968
Director, Corporate Affairs
lradermacher@medrad.com
Possis Medical
Possis Medical
Jules Fisher, Tel: +1 763 450 8011
Chief Financial Officer and VP, Finance
jules.fisher@possis.com
or (2008-0049E)
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